T 604.682.3701 F 604.682.3600	Suite 400, 455Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

VIA FACSIMILE: 202-772-9368
(Original to follow by mail)

January 12, 2010

Attention: Karl Hiller – Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Mr. Hiller:

RE:         Avino Silver & Gold Mines Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed July 15, 2009
File No. 0-09266

Thank you for your letter dated November 24, 2009 with respect to the Form 20-F (the “Form 20-F”) for the year ended December 31, 2008 filed by Avino Silver & Gold Mines Ltd. on July 15, 2009. We enclose our responses to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter. Once we have cleared these comments with you, we will file an amended Form 20-F with the amendments indicated below and where applicable from our first response dated October 20, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2009

COMMENT

General

1.	Please submit your letter of correspondence with us dated October 20, 2009, as well as all future correspondence with us, on EDGAR.

RESPONSE

We have submitted the October 20, 2009 correspondence on EDGAR and will submit all future correspondence to you on EDGAR.

Operating and Financial Review and Prospects, page 42

COMMENT

D. Trend Information, page 45

2.
We see that you are proposing to add disclosure under this heading in response to prior comment 1, indicating that your management is not aware of any trends, uncertainties, demands, commitments or events that would likely have a material effect on your business. The disclosure requirement cited in our prior comment uses a different and more expansive threshold than expressed in your reply.

Specifically, you are required to address matters that are “reasonably likely” to have a material effect on specific aspects of your financial reporting, including income from continuing operations, profitability, liquidity and capital resources. Under Item 5.D of Form 20-F, you are also required to address information that is known and which would cause your historical financial information to be not necessarily indicative of future operating results or financial condition.

Absent further disclosure, we would understand that your management had no information at the time of filing the document that would create a reasonably likelihood that your financial position as of December 31, 2009 and the activity reported  in your statements of operations and cash flows for 2009 would differ materially from balances and activity reported for 2008. Please modify your disclosure as necessary to clarify. We reissue prior comment 1.

RESPONSE

At the time of filing the Form 20-F, management did not have any information that would cause the financial position as of December 31, 2009 and the activity reported in the statement of operations and cash flows for 2009 to differ materially from balances and activity reported in 2008. We propose to amend the Form 20-F to include the following:

“At this time, there are no specific trends, uncertainties, demands, commitments or events known to the Company that are likely to have a material effect on the Company’s business. However, many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could effect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.”

Financial Statements

Note 10 – Share Capital, page 88

COMMENT

3.
We have read your response to prior comment 4 clarifying that you modified warrants that were issued to investors during fiscal year 2007 and have given no accounting recognition to the value conveyed. Please identify and describe any provisions associated with the warrants or the original transaction under which you were obligated to extend the expiry date of the warrants under the circumstances you describe. If there were no such provisions, explain the reasons that you elected to extend the expiry date. Also tell us the fair value of the warrants immediately before and after the modification and explain your view as to the materiality of the difference relative to your U.S. GAAP reporting.

RESPONSE

The Company was not obligated to extend the expiry date of the warrants under the original provisions of the Private Placement. As there was no cash cost to extend the expiry date, management extended this date as it felt the Company’s share price would rebound from the recent decline putting the warrants in-the-money and therefore appealing for shareholders to exercise. The fair value of the warrants immediately before the modification was nil and the fair value immediately after was $185,165.

We are proposing to record the amount of $185,165 in the following table on page 101 of the original Form 20-F filing as well as add the following note disclosure on page 102:

(iii) Under SFAS 123(R) U.S. GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. The Company has calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 3.05% and 3.05%,dividend yield of nil and nil, volatility of 26.61% and 44.12% and an expected life of 0.05 years and 1.05 years.

	December 31, 2008	December 31, 2007	January 31, 2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)
Future income taxes related to mineral properties (ii)	98,653	(501,083)	-
Exploration expenses (ii)	(1,764,719)	(2,332,350)	(10,277,556)
Stock-based compensation expenses (iii)	(185,165)	-	-
Net loss for the year under US GAAP (iii)	(3,390,107)	(3,719,296)	(13,962,095)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(108,196)	(12,487)	17,116
Net comprehensive loss	$(3,498,303)	$(3,731,783)	$(13,944,979)
Loss per share under US GAAP - basic and diluted	$(0.17)	$(0.18)	$(0.76)

COMMENT

4.
We have read your response to prior comment 5, stating that your functional currency is the Canadian Dollar, notwithstanding your disclosure in Note 3, on page 78, indicating that your operations and financial instruments are denominated in Mexican pesos, and your disclosure on page 54, indicating that all of your employees are located in Mexico.

Please submit the analysis that you performed in determining that the Canadian dollar, rather than the Mexican pesos, is your functional currency, following the guidance in Appendix A to SFAS 52 for U.S. GAAP purposes.

RESPONSE

In determining that the Company’s functional currency is the Canadian dollar, our analysis included reviewing several factors based on the guidance in Appendix A to SFAS 52 as follows:

Cash flow indicators - All cash is generated by the Canadian parent in Canada in Canadian dollars, and substantially all cash is held in Canada in Canadian dollars. All cash flow required for the operations of the Mexican subsidiaries is provided by the Canadian parent and therefore the negative cash flow of the Mexican subsidiaries directly impacts the Canadian Parent.

Financing indicators - The Mexican subsidies have no source of cash other then the financing provided by the Canadian parent. The Mexican subsidiaries do not generate any cash and require ongoing cash infusions from the Canadian parent.

Sales price and sales market indicators – None, since there are no sales and the Company is not yet in production.

Expense indicators – Substantially all expenses, other then mineral property exploration costs are incurred in Canada in Canadian dollars. Most mineral property exploration expenses are not denominated in the Canadian dollar and this is the only source of significant foreign currency transactions.

Intercompany transactions and arrangements – The Mexican subsidiaries operate as an extension of the Canadian parent company and there is an extensive interrelationship between parent and the Mexican subsidiaries. Financial management, strategic and operational decision making are all provided by the parent to the subsidiaries.

Conclusion – The functional currency of the Company is the Canadian dollar which is the Canadian parent’s currency. The Canadian parent exercises all management control, all sources of cash flows are denominated in Canadian dollars and the fact indicators support that the Canadian dollar is the primary currency of Avino.

We propose to amend page 54 of the originally filed Form 20-F as follows:

Item 6.D Employees

“As at December 31, 2008 the Company has 11 employees located in Mexico, nine with Cia Minera and two with Oniva. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their company’s or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.”

The disclosure on page 78 reads “The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements.” As this disclosure indicates certain financial instruments of the Company’s subsidiaries are denominated in Mexican pesos, not the Company itself, we do not feel any amendment is necessary.

Note 23 – Differences between Canadian and United States Generally Accepted Accounting Principles, page97

ii) Mineral Properties and Deferred Exploration Expenditures, page 98

COMMENT

5.	Please submit the disclosure that you propose to describe the difference in your policy for computing DD&A under Canadian and U.S. GAAP, as expressed in your response to prior comment 3.

RESPONSE

In the future an additional sentence will be added as follows to the amortization policy:

Once production commences, the mine mill, machinery, plant facilities and equipment are amortized at rates sufficient to amortize such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

COMMENT

6.
We have read your response to prior comment 6, explaining that while your stated policy of expensing acquisition costs of mineral properties does not comply with U.S. GAAP, there is presently no net difference on your financial statements because you have determined that all of the acquisition costs were impaired in the fiscal year ended January 31, 2007 and that expenses shown for U.S. GAAP purposes appropriately include an amount equal to impairment.

We understand from your disclosure in Note 4 on page 83 that amounts reported for mineral properties under Canadian GAAP continue to include $9.5 million or more in acquisition costs. Please submit the disclosure revisions that you propose to correct your U.S. GAAP accounting policy for acquisition costs of mineral rights, addressing both capitalization and cash flow presentation.

Please also revise the reconciliations to separately identify the impairment charge and include a narrative explaining how you concluded that the costs of these properties were impaired; it should be clear how your U.S. GAAP accounting is consistent with the guidance in SFAS 144 and EITF 04-3, taking into account economic factors and the results of your exploration program.

Please revise your disclosures to comply with this guidance.

RESPONSE

For the financial statement note disclosure for U.S. GAAP differences we propose to amend the disclosure for mineral properties on page 101 of the original filed Form 20-F as follows:

(ii) Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. U.S. GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed. Under U.S. GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under SFAS No. 144 performed at each reporting period. For U.S. GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

In fiscal January 31, 2007 the Company could not establish the commercial feasibility of its mineral property exploration prospects and could not generate positive cash flows from the mineral claims, therefore all mineral property acquisition costs incurred in the year were impaired and a loss was recorded under U.S. GAAP.

We propose to amend the U.S. GAAP reconciliation on pages 99-101 as follows. Note the ‘Consolidated statement of operations’ table also includes the proposed amendment from Comment 3:

	December 31, 2008	December 31, 2007
Balance sheets
Total assets under Canadian GAAP	$20,126,230	$21,190,940
Deferred exploration expenditures and mineral property acquisition costs(ii)	(14,861,524)	(13,096,805)

Total assets under US GAAP	$5,264,706	$8,094,135

	December 31, 2008	December 31, 2007	January 31, 2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)
Future income taxes related to mineral properties (ii)	98,653	(501,083)	-
Impairment loss on mineral property acquisition costs (ii)	-	-	(9,525,575)
Exploration expenses (ii)	(1,767,719)	(2,332,350)	(751,981)
Stock based compensation expense (iii)	(185,165)	-	-
Net loss for the year under US GAAP (iii)	(3,390,107)	(3,719,296)	(13,962,095)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(108,196)	(12,487)	17,116

Net comprehensive loss	$(3,498,303)	$(3,731,783)	$(13,944,979)

Loss per share under US GAAP - basic and diluted	$(0.17)	$(0.18)	$(0.76)

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (604) 682-3701.

Sincerely,

Avino Silver & Gold Mines Ltd.

Per:

/s/ Lisa Sharp
Lisa Sharp, Chief Financial Officer